Exhibit (a)(1)(L)
Sent:

From:

To:

Subject: Stock Option Exchange Program Participation Confirmation

Thank you for participating in the Sprint Stock Option Exchange program. The Eligible Options that you elected to exchange have been accepted for exchange and cancelled, and your New Options have been granted, as indicated in the table below.

The number of shares subject to each of your New Options is indicated in the table. The exercise price of your New Options is $     .      per share. Subject to the additional terms and conditions of the New Options as described in the Award Agreement, your New Options are subject to a new vesting schedule, where 50 percent of the New Option vests on June   , 2011 and 50 percent of the New Option vests on June   , 2012. The expiration date of each New Option is June   , 2017.

Eligible Option	New Option

Number of Shares
			Subject to Eligible			Number of Shares
Grant ID Number	Grant Date	Exercise Price	Option	Exchange Ratio	Exercise Price	Subject to New Option	Election

You will soon be able to view the terms of your New Options on the UBS OneSource website https://onesource.ubs.com/s

For questions, email stockoptions@sprint.com.